Exhibit 99.1

IGI Reports Second Quarter and First Half Year 2023 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, August 15, 2023 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the second quarter and first six months of 2023. Beginning on January 1, 2023, IGI’s results have been reported in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). As a result of the voluntary change to U.S. GAAP, the Company no longer reports financial information in accordance with IFRS. The prior period comparatives for the second quarter and first six months of 2022 have been adjusted from those previously reported to conform with the current basis of accounting under U.S. GAAP.

Highlights for the second quarter and first half of 2023 include:

(in millions of U.S. Dollars, except percentages and per share information)	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gross written premiums	$199.6	$180.7	$373.5	$307.1
Net premiums earned	$118.4	$96.0	$223.4	$183.4
Underwriting income	$50.2	$40.3	$90.0	$82.0
Net investment income (1)	$14.4	$(1.4)	$26.7	$0.7
Net income for the period	$40.5	$22.0	$74.4	$44.2
Combined ratio (2)	73.5%	74.9%	75.7%	73.5%
Earnings per share (diluted) (3)	$0.88	$0.45	$1.59	$0.92
Return on average equity (annualized) (4)	36.1%	23.5%	33.9%	23.4%
Core operating income (4)	$38.1	$29.0	$67.5	$52.3
Core operating earnings per share (diluted) (4)	$0.83	$0.60	$1.44	$1.08
Core operating return on average equity (annualized) (4)	34.0%	31.0%	30.8%	27.7%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (2) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-GAAP Financial Measures” below.

IGI CEO Mr. Waleed Jabsheh said, “IGI produced another set of exceptional results across all key measures in the second quarter of 2023 as we continued to benefit from sustained hard market conditions in many of our reinsurance and short-tail lines, and a more favorable investment environment. This culminated in net income of $40.5 million, a 73.5% combined ratio, a 36.1% return on average equity and 34.0% core operating return on average equity in the second quarter. Most importantly, we grew book value per share by 9.3% in the three months ended June 30, and 20.3% for the first six months of 2023.”

“The trends that we saw during the first quarter of 2023 continued throughout the second quarter resulting in gross premium growth of 10.5% in the second quarter and 21.6% for the first half of 2023. We are seeing plenty of opportunities to continue to show profitable growth in reinsurance and many short-tail markets where we have deep expertise, while being cautious in other short-tail and long-tail lines where there is more competitive pressure, and remaining focused on disciplined and selective underwriting.”

“All indications are that the positive trends in many short-tail and reinsurance lines that we have experienced over the last several quarters will remain for at least the near-term and we look forward to building on this momentum in the quarters ahead, and continuing to generate sustainable long-term value for our shareholders.”

Results for the Periods ended June 30, 2023 and 2022

Net income for the quarter ended June 30, 2023 increased 84.1% to $40.5 million from $22.0 million for the quarter ended June 30, 2022. The increase in net income was primarily driven by an increase of $22.4 million in net premiums earned, and positive movement of $15.8 million in net investment income, partially offset by increased net loss and loss adjustment expenses, net policy acquisition expenses and general and administrative expenses. Return on average equity (annualized) was 36.1% for the second quarter of 2023 compared to 23.5% for the second quarter of 2022.

Core operating income, a non-GAAP measure, defined below, was $38.1 million for the quarter ended June 30, 2023, compared to $29.0 million for the comparable period in 2022. The core operating return on average equity (annualized) was 34.0% for the second quarter of 2023 compared to 31.0% for the second quarter of 2022.

Net income for the six months ended June 30, 2023 increased 68.3% to $74.4 million from $44.2 million for the six months ended June 30, 2022. The increase in net income was primarily driven by an increase of $40.0 million in net premiums earned, and positive movement of $26.0 million in net investment income, partially offset by increased net loss and loss adjustment expenses, net policy acquisition expenses and general and administrative expenses. Return on average equity (annualized) was 33.9% for the first six months of 2023 compared to 23.4% for the first six months of 2022.

Core operating income was $67.5 million for the six months ended June 30, 2023, compared to $52.3 million for the comparable period in 2022. The core operating return on average equity (annualized) was 30.8% for the first six months of 2023 compared to 27.7% for the first six months of 2022.

Underwriting Results

Underwriting income, a non-GAAP measure, increased 24.6% to $50.2 million in the second quarter of 2023 compared to $40.3 million for the second quarter of 2022, with the increase largely driven by higher net premiums earned offsetting a higher level of net loss and loss adjustment expenses and net policy acquisition expenses.

Gross written premiums were $199.6 million for the quarter ended June 30, 2023, representing an increase of 10.5% compared to gross written premiums of $180.7 million for the quarter ended June 30, 2022. The increase was driven by growth in all segments.

The loss ratio improved by 1.5 points to 38.7% for the quarter ended June 30, 2023, compared to 40.2% for the quarter ended June 30, 2022, largely the result of proportionately higher net premiums earned in the second quarter of 2023 compared to the second quarter of 2022.

The net policy acquisition expense ratio was 18.9% in the second quarter of 2023, an increase of 1.1 points when compared to 17.8% in the same quarter of 2022, as a result of proportionately higher net policy acquisition expenses in the second quarter of 2023 compared to the second quarter of 2022.

The combined ratio for the quarter ended June 30, 2023 improved by 1.4 points to 73.5% compared to 74.9% for the quarter ended June 30, 2022.

Underwriting income increased 9.8% to $90.0 million for the first six months of 2023 compared to $82.0 million for the first six months of 2022, largely the result of proportionately higher net premiums earned offsetting a higher level of net loss and loss adjustment expenses and net policy acquisition expenses.

Gross written premiums were $373.5 million for the six months ended June 30, 2023, representing an increase of 21.6% compared to gross written premiums of $307.1 million for the six months ended June 30, 2022. The increase was driven by growth in all segments.

The loss ratio was 41.9% for the six months ended June 30, 2023, compared to 36.5% for the six months ended June 30, 2022, largely driven by an increased level of losses incurred during the first six months of 2023, partially offset by proportionately higher net premiums earned in the first six months of 2023, when compared to the comparable period in 2022.

The net policy acquisition expense ratio was 17.8% in the first six months of 2023, an improvement of 1.0 point when compared to 18.8% for the same period of 2022, as a result of higher net premiums earned in the first six months of 2023 compared to the first six months of 2022.

The combined ratio for the six months ended June 30, 2023 was 75.7% compared to 73.5% for the six months ended June 30, 2022. The increase was primarily the result of a higher loss ratio during the first six months of 2023, as described above.

Segment Results

The Long-tail Segment, which represented approximately 32% of the Company’s gross written premiums for the quarter ended June 30, 2023, recorded gross written premiums for the second quarter of 2023 of $62.7 million, an increase of 4.7% compared to $59.9 million for the second quarter of 2022. Net premiums earned for the quarter ended June 30, 2023 were $41.9 million, a decrease of 2.1% compared to $42.8 million in the comparable quarter in 2022. Underwriting income was $15.9 million, a decrease of 21.7% compared to $20.3 million in the second quarter of 2022. The decline was primarily due to a higher level of net loss and loss adjustment expenses and net policy acquisition expenses and a slightly lower level of net premiums earned in the second quarter of 2023.

Gross written premiums for the first six months of 2023 were $104.7 million, relatively flat when compared to $104.6 million for the first six months of 2022. Net premiums earned for the six months ended June 30, 2023 were $82.2 million, also relatively flat compared to $81.7 million in the comparable period in 2022. Underwriting income was $27.3 million, a decrease of 27.0% compared to $37.4 million in the first six months of 2022, for the same reasons described above.

The Short-tail Segment, which represented approximately 63% of the Company’s gross written premiums for the quarter ended June 30, 2023, recorded gross written premiums of $126.5 million, reflecting an increase of 11.7% compared to $113.3 million in the second quarter of 2022. Net premiums earned were $61.8 million, an increase of 35.5% compared to $45.6 million in the comparable quarter in 2022. Underwriting income was $30.3 million, an increase of 62.9% compared to $18.6 million for the comparable quarter of 2022, driven by higher net premiums earned and improved rates in a number of lines.

Gross written premiums for the first six months of 2023 were $218.1 million, an increase of 20.5% compared to $181.0 million in the first six months of 2022. Net premiums earned increased 29.5% to $112.8 million from $87.1 million in the comparable period in 2022. Underwriting income was $59.1 million, an increase of 43.1% compared to $41.3 million for the comparable quarter of 2022, for the same reasons described above.

The Reinsurance Segment, which represented approximately 5% of the Company’s gross written premiums for the quarter ended June 30, 2023, recorded gross written premiums of $10.4 million, an increase of 38.7% compared to $7.5 million for the second quarter of 2022. Net premiums earned for the quarter ended June 30, 2023 were $14.7 million, compared to $7.6 million for the comparable quarter in 2022. Underwriting income was $4.0 million for the second quarter of 2023, compared to $1.4 million for the second quarter of 2022. The improvement in underwriting income was the result of a 93.4% increase in net premiums earned due to improved pricing in reinsurance lines in the second quarter of 2023 compared to the second quarter of 2022.

Gross written premiums for the first six months of 2023 were $50.7 million, compared to $21.5 million for the first six months of 2022. Net premiums earned were $28.4 million, compared to $14.6 million for the comparable period in 2022. Underwriting income was $3.6 million, compared to $3.3 million for the first six months of 2022. The increase in underwriting income was the result of a significant increase of 94.5% in net premiums earned in the first six months of 2023 compared to the comparable period in 2022, for the same reason described above.

Net Foreign Exchange Gain (Loss)

The gain on foreign exchange in the second quarter of 2023 was $1.8 million, compared to a loss of $5.4 million in the second quarter of 2022, both of which largely represent currency revaluation movements. The second quarter of 2023 saw a greater degree of positive currency movement in the Company’s major transactional currencies (mainly Pound Sterling and Euro) against the U.S. Dollar, when compared with negative currency movement in the second quarter of 2022.

The gain on foreign exchange in the first six months of 2023 was $3.1 million, compared to a loss of $6.8 million in the first six months of 2022.

Investment Results

Net investment income was $14.4 million in the second quarter of 2023, compared to a loss of $1.4 million in the second quarter of 2022. Investment income was $9.7 million and $4.7 million for the quarters ended June 30, 2023 and 2022, respectively, which represented an annualized investment yield of 3.9% on average total investments and cash and cash equivalents in the second quarter of 2023, compared to 2.2% in the corresponding period in 2022. The increase in net investment income was primarily attributable to (a) the growth in interest income, driven by the rise in interest rates compared to the same period of 2022, and (b) the change in the net unrealized gain (loss) on equity investments from a loss of $6.2 million in the second quarter of 2022 to a gain of $4.9 million in the same period of 2023. Net investment income was $26.7 million in the first six months of 2023, compared to $0.7 million in the first six months of 2022. Investment income was $18.4 million and $8.6 million for the six months ended June 30, 2023 and 2022, respectively, which represented an annualized investment yield of 3.7% on average total investments and cash and cash equivalents in the first half of 2023, compared to a 2.0% annualized investment yield in the corresponding period in 2022. The increase in net investment income was primarily attributable to the reasons described above.

Total Shareholders’ Equity

Total shareholders’ equity at June 30, 2023 was $466.8 million, compared to $411.0 million at December 31, 2022. The movement in total shareholders’ equity during the quarter and six months ended June 30, 2023 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended June 30, 2023	Six Months Ended June 30, 2023
Total Shareholders’ equity at beginning of period	$430.2	$411.0
Net income for the period	$40.5	$74.4
Unrealized gains (losses) arising during the period for available-for-sale investments	$(1.4)	$4.8
Purchase of treasury shares	$(2.8)	$(23.8)
Issuance of common shares under share-based compensation plan	$0.8	$1.4
Cash dividends declared during the period	$(0.5)	$(1.0)
Total shareholders’ equity at June 30, 2023	$466.8	$466.8

Book value per share was $10.91 at June 30, 2023, compared to $9.07 at December 31, 2022.

In the second quarter of 2023, the Company repurchased approximately 320,960 common shares at an average price per share of $8.61. In the first six months of 2023, the Company repurchased 2,768,775 common shares at an average price per share of $8.50. The Company has approximately 1.9 million common shares remaining under its existing 5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars except per share data)	2023	2022	2023	2022
Gross written premiums	$199.6	$180.7	$373.5	$307.1
Ceded written premiums	$(48.4)	$(52.3)	$(81.4)	$(85.0)
Net written premiums	$151.2	$128.4	$292.1	$222.1
Net change in unearned premiums	$(32.8)	$(32.4)	$(68.7)	$(38.7)
Net premiums earned	$118.4	$96.0	$223.4	$183.4
Investment Income(1)	$9.7	$4.7	$18.4	$8.6
Net realized loss on investments(1)	$(0.1)	-	-	-
Net unrealized gain (loss) on investments(1)	$4.5	$(6.3)	$7.9	$(7.2)
Change in allowance for credit losses on investments(1)	$0.3	$0.2	$0.4	$(0.7)
Change in fair value of derivative financial liabilities	$(3.3)	$3.4	$(3.4)	$5.3
Other revenues	$0.4	$0.4	$1.1	$1.2
Total revenues	$129.9	$98.4	$247.8	$190.6
Expenses
Net loss and loss adjustment expenses	$(45.8)	$(38.6)	$(93.7)	$(67.0)
Net policy acquisition expenses	$(22.4)	$(17.1)	$(39.7)	$(34.4)
General & Administrative expenses	$(18.8)	$(16.2)	$(35.8)	$(33.3)
Change in allowance for credit losses on financial assets	$(1.0)	$1.3	$(0.9)	$(2.2)
Other expenses	$(0.8)	$(0.7)	$(1.6)	$(2.0)
Net Foreign exchange gain (loss)	$1.8	$(5.4)	$3.1	$(6.8)
Total expenses	$(87.0)	$(76.7)	$(168.6)	$(145.7)
Net income before tax	$42.9	$21.7	$79.2	$44.9
Income tax Expense	$(2.4)	$0.3	$(4.8)	$(0.7)
Net income for the period	$40.5	$22.0	$74.4	$44.2
Diluted earnings per share attributable to equity holders (2)	$0.88	$0.45	$1.59	$0.92

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Balance Sheets

(in millions of U.S. Dollars)	As at June 30, 2023 (Unaudited)	As at December 31, 2022 (Unaudited)
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$590.0	$489.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$42.9	$31.4
Other investments	$11.4	$12.2
Short-term investments	$176.2	$265.7
Term Deposits	$35.9	$31.3
Equity-method investments measured at fair value	$3.6	$4.9
Cash and cash equivalents	$170.4	$122.2
Accrued investment income	$11.4	$6.3
Premiums receivables	$281.8	$216.0
Reinsurance recoverables	$202.6	$188.8
Ceded unearned premiums	$79.8	$93.2
Deferred policy acquisition costs, net of ceding commissions	$65.0	$59.5
Deferred tax assets	$4.9	$5.8
Other assets	$55.5	$52.0
TOTAL ASSETS	$1,733.4	$1,580.4

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$685.0	$636.2
Unearned premiums	$445.6	$390.2
Other liabilities	$23.4	$28.8
Insurance and reinsurance payables	$85.4	$90.4
Derivative financial liabilities	$27.2	$23.8
TOTAL LIABILITIES	$1,266.6	$1,169.4

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$125.8	$147.9
Treasury shares	$(0.3)	-
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.4)	$(0.4)
Fair value reserve	$(39.0)	$(43.8)
Retained earnings	$380.3	$306.8
TOTAL SHAREHOLDERS’ EQUITY	$466.8	$411.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,733.4	$1,580.4

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

Supplementary Financial Information – Combined Ratio (Unaudited)

International General Insurance Holdings Ltd.

	Quarter Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Loss ratio (a)	38.7%	40.2%	41.9%	36.5%
Net policy acquisition expense ratio (b)	18.9%	17.8%	17.8%	18.8%
General and administrative expense ratio (c)	15.9%	16.9%	16.0%	18.2%
Expense ratio (d)	34.8%	34.7%	33.8%	37.0%
Combined ratio (e)	73.5%	74.9%	75.7%	73.5%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned. The split of loss ratio between current accident year, current year Catastrophe (“CAT”) losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development is as follows:

	Quarter Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims	$45.8	38.7%	$38.6	40.2%	$93.7	41.9%	$67.0	36.5%
Minus: Current accident year CAT losses	$9.6	8.1%	$0.4	0.4%	$24.0	10.7%	$5.6	3.1%
Minus: Effect of prior years’ development	$(15.5)	(13.1)%	$(5.5)	(5.7)%	$(27.5)	(12.3)%	$(23.1)	(12.6)%
Current accident year (before CAT losses)	$51.7	43.7%	$43.7	45.5%	$97.2	43.5%	$84.5	46.0%

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expenses ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at June 30, 2023	As at December 31, 2022
Investments	$862.0	$836.6
Cash and cash equivalents	$170.4	$122.2
Total investments and cash and cash equivalents	$1,032.4	$958.8

Common shares outstanding (in millions)*	46.6	49.0
Minus: Unvested shares (in millions)**	3.8	3.7
Number of vested common outstanding shares (in millions) (a)	42.8	45.3

Total shareholders’ equity (b)	$466.8	$411.0
Book value per share (b)/(a)	$10.91	$9.07

*	Common shares issued and outstanding as at June 30, 2023 and December 31, 2022 are as follows:

No. of shares as at
June 30, 2023
Vested common shares as of December 31, 2022	45,308,596
Vested restricted share awards	283,859
Cancelled treasury shares	(2,741,477)
Treasury shares balance as of June 30, 2023	(31,966)
Total vested common shares as of June 30, 2023	42,819,012

Unvested earnout shares as of June 30, 2023	3,012,500
Unvested restricted share awards as of June 30, 2023	762,322
Total unvested shares as of June 30, 2023	3,774,822
Total common shares outstanding	46,593,834

No. of shares as at
December 31, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,386
Cancelled treasury shares	(308,874)
Treasury shares balance as of December 31, 2022	(1,668)
Total vested common shares as of December 31, 2022	45,306,928

Unvested earnout shares as of December 31, 2022	3,012,500
Unvested restricted share awards as of December 31, 2022	667,181
Total unvested shares as of December 31, 2022	3,679,681
Total common shares outstanding	48,986,609

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, and are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2023, 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at June 30, 2023, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended June 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$62.7	$126.5	$10.4	$199.6
Ceded written premiums	$(22.2)	$(26.2)	-	$(48.4)
Net written premiums	$40.5	$100.3	$10.4	$151.2
Net change in unearned premiums	$1.4	$(38.5)	$4.3	$(32.8)
Net premiums earned	$41.9	$61.8	$14.7	$118.4

Net loss and loss adjustment expenses	$(15.6)	$(22.2)	$(8.0)	$(45.8)
Net policy acquisition expenses	$(10.4)	$(9.3)	$(2.7)	$(22.4)
Underwriting income*	$15.9	$30.3	$4.0	$50.2

For the quarter ended June 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$59.9	$113.3	$7.5	$180.7
Ceded written premiums	$(14.8)	$(37.5)	-	$(52.3)
Net written premiums	$45.1	$75.8	$7.5	$128.4
Net change in unearned premiums	$(2.3)	$(30.2)	$0.1	$(32.4)
Net premiums earned	$42.8	$45.6	$7.6	$96.0

Net loss and loss adjustment expenses	$(13.7)	$(20.2)	$(4.7)	$(38.6)
Net policy acquisition expenses	$(8.8)	$(6.8)	$(1.5)	$(17.1)
Underwriting Income*	$20.3	$18.6	$1.4	$40.3

*	Underwriting income is a non-GAAP financial measure.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the six months ended June 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$104.7	$218.1	$50.7	$373.5
Ceded written premiums	$(29.5)	$(51.9)	-	$(81.4)
Net written premiums	$75.2	$166.2	$50.7	$292.1
Net change in unearned premiums	$7.0	$(53.4)	$(22.3)	$(68.7)
Net premiums earned	$82.2	$112.8	$28.4	$223.4

Net loss and loss adjustment expenses	$(37.4)	$(36.4)	$(19.9)	$(93.7)
Net policy acquisition expenses	$(17.5)	$(17.3)	$(4.9)	$(39.7)
Underwriting income*	$27.3	$59.1	$3.6	$90.0

For the six months ended June 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$104.6	$181.0	$21.5	$307.1
Ceded written premiums	$(29.2)	$(55.8)	-	$(85.0)
Net written premiums	$75.4	$125.2	$21.5	$222.1
Net change in unearned premiums	$6.3	$(38.1)	$(6.9)	$(38.7)
Net premiums earned	$81.7	$87.1	$14.6	$183.4

Net loss and loss adjustment expenses	$(27.4)	$(31.1)	$(8.5)	$(67.0)
Net policy acquisition expenses	$(16.9)	$(14.7)	$(2.8)	$(34.4)
Underwriting Income*	$37.4	$41.3	$3.3	$82.0

*	Underwriting income is a non-GAAP financial measure.

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income included in the Condensed Consolidated Statements of Income (Unaudited) to net investment income:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Investment income (a)	$9.7	$4.7	$18.4	$8.6
Plus
Net realized loss on investments	$(0.1)	-	-	-
Net unrealized gain (loss) on investments	$4.5	$(6.3)	$7.9	$(7.2)
Change in allowance for credit losses on investments	$0.3	$0.2	$0.4	$(0.7)
Net investment income	$14.4	$(1.4)	$26.7	$0.7
Average total investments and cash and cash equivalents (b)	$998.8	$864.8	$989.4	$863.8
Investment Yield (a) / (b) annualized	3.9%	2.2%	3.7%	2.0%

(2)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except share and per share information)	2023	2022	2023	2022
Net income for the period	$40.5	$22.0	$74.4	$44.2
Minus: Net income attributable to the earnout shares	$2.6	$1.3	$4.8	$2.2
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Net income available to common shareholders (a)	$37.9	$20.7	$69.6	$41.9
Weighted average number of shares – diluted (in millions of shares) (b)*	43.1	45.7	43.8	45.7
Diluted earnings per share attributable to equity holders (a/b)	$0.88	$0.45	$1.59	$0.92

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis. The combined ratio is the sum of our loss ratio, our net policy acquisition expenses ratio and our general and administrative expenses ratio. We show the combined ratio because we believe investors can utilize the combined ratio to illustrate our underwriting results.

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Net premiums earned (a)	$118.4	$96.0	$223.4	$183.4
Net loss and loss adjustment expenses (b)	$(45.8)	$(38.6)	$(93.7)	$(67.0)
Net policy acquisition expenses (c)	$(22.4)	$(17.1)	$(39.7)	$(34.4)
General and administrative expenses (d)	$(18.8)	$(16.2)	$(35.8)	$(33.3)
Prior years favorable development (e)	$(15.5)	$(5.5)	$(27.5)	$(23.1)
CAT losses (f)*	$9.6	$0.4	$24.0	$5.6

Combined ratio ((b+c+d)/a)**	73.5%	74.9%	75.7%	73.5%
Minus: Prior years unfavorable (favorable) development (e/a)	(13.1)%	(5.7)%	(12.3)%	(12.6)%
Accident year combined ratio	86.6%	80.6%	88.0%	86.1%
Minus: CAT losses on an accident year basis (f/a)	8.1%	0.4%	10.7%	3.1%
Accident year combined ratio prior to CAT losses	78.5%	80.2%	77.3%	83.0%

*	The CAT losses for the second quarter ended June 30, 2023 are primarily attributable to $4.0 million of losses recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), both of which occurred in February 2023, and a general CAT reserve of $3.9 million.

The CAT losses for the six months ended June 30, 2023 are primarily attributable to $12.4 million of losses recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), both of which occurred in February 2023, and a general CAT reserve of $9.6 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2023	2022	2023	2022
Net income for the period	$40.5	$22.0	$74.4	$44.2
Reconciling items between net income for the period and core operating income:
Net realized loss on investments (tax adjusted) (i)	$0.1	-	-	-
Net unrealized (gain) loss on investments (tax adjusted) (i)	$(4.5)	$6.1	$(7.8)	$7.1
Change in allowance for credit losses on investments (tax adjusted)(i)	$(0.3)	$(0.2)	$(0.4)	$0.7
Change in fair value of derivative financial liabilities	$3.3	$(3.4)	$3.4	$(5.3)
Net foreign exchange (gain) loss (tax adjusted) (i)	$(1.0)	$4.5	$(2.1)	$5.6
Core operating income	$38.1	$29.0	$67.5	$52.3
Average shareholders’ equity (ii)	$448.5	$373.7	$438.9	$378.1
Core operating return on average equity (annualized) (iii) and (v)	34.0%	31.0%	30.8%	27.7%
Diluted core operating earnings per share (iv)	$0.83	$0.60	$1.44	$1.08
Return on average equity (annualized) (v)	36.1%	23.5%	33.9%	23.4%

i.	Represents a non-GAAP financial measure as components within the line-item balances for net investment income and net foreign exchange gains or losses reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares –diluted as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2023	2022	2023	2022
Core operating income for the period	$38.1	$29.0	$67.5	$52.3
Minus: Core operating income attributable to earnout shares	$2.5	$1.8	$4.3	$2.7
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Core operating income available to common shareholders (a)	$35.6	$27.2	$63.2	$49.5
Weighted average number of shares – diluted (in millions of shares) (b)	43.1	45.7	43.8	45.7
Diluted core operating earnings per share (a/b)	$0.83	$0.60	$1.44	$1.08

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Second Quarter 2023 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the failure to realize the anticipated benefits of the acquisition of EIO; (9) risks that the Company’s pending tender offer for its warrants may not close, may not close on the timetable anticipated, or may not close without modifications, because of market conditions, warrant holder response, regulatory review, or otherwise; and (10) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com